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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
                     Of The Securities Exchange Act Of 1934
                                (Amendment No. 2)
                                ----------------

                           MPOWER HOLDING CORPORATION
                  (Name of Filing Person (Issuer and Offeror))

                                ----------------

          Options to purchase common stock, par value $0.001 per share
                         (Title of Class of Securities)

                                ----------------

                                    62473L101
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                ----------------

                           Russell I. Zuckerman, Esq.
              Senior Vice President, General Counsel and Secretary
                           Mpower Holding Corporation
                                175 Sully's Trail
                            Pittsford, New York 14534
                                 (716) 218-6550

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                             Andrew B. Janszky, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                          New York, New York 10022-6069
                                 (212) 848-4000

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid: N/A
                          Form or Registration No.: N/A
                                Filing Party: N/A
                                 Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

                  This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed with the Securities and Exchange Commission on August 27, 2001, as amended, by Mpower Holding Corporation, a Delaware corporation (the "Company"), relating to the offer by the Company to exchange options outstanding (the "Eligible Options") under the Company's Amended and Restated Stock Option Plan (the "Holding Plan") and the Primary Network Holdings, Inc. Stock Option Plan (the "PNH Plan"; and, together with the Holding Plan, the "Plans") to purchase shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), for new options that will be granted under the Holding Plan (the "New Options"). The New Options will be granted upon the terms and subject to the conditions described in the Offer to Exchange, dated August 27, 2001, and the related election form (the "Election Form" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), copies of which were attached as Exhibits
(a)(1) and (a)(3), respectively, to the Tender Offer Statement.

Item 1.  Exhibits.

         A. The last paragraph in "Section 7. Conditions of the Offer" on page 27 of Exhibit (a)(1) to the Tender Offer Statement has been deleted in its entirety and has been replaced with the following:

                           "The conditions to this offer are for our benefit.
                  Except for the conditions that are dependent upon the receipt of necessary governmental approvals which we may assert at any time before the acceptance and cancellation of eligible options tendered for exchange, all other conditions listed in this Section 7 can only be asserted by us before this offer expires. If such conditions are not asserted by us before this offer expires, they would be deemed as having been waived by us. We may waive any condition listed in this Section 7 whether or not we waive any other condition to this offer. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts or circumstances. Any determination we make concerning the events described in this Section 7 will be final and binding upon all parties."

         B. The first sentence of the first paragraph in "Section 17. Forward Looking Statements; Miscellaneous" of Exhibit (a)(1) to the Tender Offer Statement has been deleted in its entirety and has been replaced with the following:

                           "This Offer to Exchange and our Securities and
                  Exchange Commission reports referred to above include forward-looking statements."

         C. The following paragraph has been inserted immediately after the first paragraph in "Section 17. Forward Looking Statements; Miscellaneous" of Exhibit (a)(1) to the Tender Offer Statement:

                           "The safe harbor for forward-looking statements
                  contained in the Private Securities Litigation Reform Act of 1995 only protects companies from liability for their forward-looking statements if they comply with the requirements of such act. The act does not provide this protection for transactions such as this offer, to the

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                  extent it constitutes a tender offer, and may not be available for our forward-looking statements contained or incorporated by reference in this Offer to Exchange."

         D.       Exhibit (a)(11) to this Amendment is hereby filed as Exhibit
(a)(11) to the Tender Offer Statement:

                  (a)(11) Notice of Amendment to Offer to Exchange dated September 13, 2001.


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


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                          MPOWER HOLDING CORPORATION


                                          /s/ RUSSELL I. ZUCKERMAN
                                          ------------------------------------
                                          Russell I. Zuckerman
                                          Senior Vice President, General Counsel
                                               and Secretary

Date:  September 13, 2001


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

                                INDEX TO EXHIBITS

Exhibit
Number                              Description
------                              -----------
(a)(11)           Notice of Amendment to Offer to Exchange dated September 13,
                  2001.

                                                                 Exhibit (a)(11)

                    NOTICE OF AMENDMENT TO OFFER TO EXCHANGE



To:      Mpower Employees

From:    People Communications

Date     September 13, 2001

Subject: Amendment to Offer to Exchange and Reminder of Expiration Date of the
         Offer



         This Notice is to inform you that we have made the following amendments to the Offer to Exchange dated August 27, 2001 that has been previously distributed to you in connection with the Option Exchange Program. These amendments do not in any way change the material terms of the Option Exchange Program and are intended solely to clarify ambiguities with respect to our disclosure to you regarding the Option Exchange Program. Please review the following amendments carefully:

         1. The last paragraph in "Section 7. Conditions of the Offer" on page 27 has been deleted in its entirety and has been replaced with the following:

                  "The conditions to this offer are for our benefit. Except for the conditions that are dependent upon the receipt of necessary governmental approvals which we may assert at any time before the acceptance and cancellation of eligible options tendered for exchange, all other conditions listed in this
Section 7 can only be asserted by us before this offer expires. If such conditions are not asserted by us before this offer expires, they would be deemed as having been waived by us. We may waive any condition listed in this
Section 7 whether or not we waive any other condition to this offer. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts or circumstances. Any determination we make concerning the events described in this Section 7 will be final and binding upon all parties."

         2. The first sentence of the first paragraph in "Section 17. Forward Looking Statements; Miscellaneous" has been deleted in its entirety and has been replaced with the following:

                  "This Offer to Exchange and our Securities and Exchange Commission reports referred to above include forward-looking statements."

         3. The following paragraph has been inserted immediately after the first paragraph in "Section 17. Forward Looking Statements; Miscellaneous":

                  "The safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 only protects companies from liability for their forward-looking statements if they comply with the requirements of such act. The act does not

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

provide this protection for transactions such as this offer, to the extent it constitutes a tender offer, and may not be available for our forward-looking statements contained or incorporated by reference in this Offer to Exchange."

         This Notice is also a reminder that the deadline for submitting your Election Form in the Option Exchange Program is 11:59 p.m., Eastern Daylight Time, on September 27, 2001.

         If you have any questions regarding the amendments mentioned above or the Offer to Exchange, feel free to contact People Services at (716) 218-6550 or peopleservices@mpowercom.com.

         For employees with e-mail access, we have sent this Notice via e-mail. For those employees who do not have e-mail access, we have sent them paper copies of this Notice by mail or hand delivery. To request additional paper copies of this Notice, please contact People Services in the manner set forth above.


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